Sam,

Did you see the email we sent about tariffs last week? We understand the distress these trade restrictions may be causing for your portfolio, which is why we wanted to remind our investors that artwork remains exempt from tariffs.

We believe this exemption will strengthen art's position as a resilient asset that may help hedge a portion of your overall portfolio against broader economic swings, thanks to its historical ability to behave independently of larger market fluctuations.*

If you're looking to add further allocations to your art portfolio amid this ongoing uncertainty, you may want to consider adding shares in this massive new Banksy painting that's never been seen by the general public.

Banksy is one of our most historically popular artists, and has an attractive history of risk-adjusted appreciation as compared to other asset classes:



Banksy vs. Popular Assets ('06-'24)
BANKSY'S MARKET
1.31
S&P 500
0.60
U.S. BONDS
0.32
GOLD
0.55
U.S. HOUSING MARKET (FRED)
0.21
Note: For illustrative purposes only. Comparison of assets that trade real time compared to assets that trade episodically like art may have limitations, see Important Disclosures for more info. Past performance is not indicative of future results.

We got this new painting from a private collector who purchased it directly from Banksy himself, making us the first ones to ever offer it publicly.

You can invest here, and view the offering circular below.

Thanks,

The Masterworks Team

—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

*Correlation data based on repeat-sales index of historical Post-War & Contemporary Art market prices and S&P 500 annualized return (includes dividends reinvested) from 1995 to 2024, developed by Masterworks. There are significant limitations to comparative asset class data. Indices are unmanaged and a Masterworks investor cannot invest directly in an index.

Risk Adjusted Appreciation, also referred to as the "Sharpe Ratio," indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment by measuring price appreciation relative to the volatility of that price appreciation over time. A relatively higher Sharpe Ratio reflects higher appreciation relative to volatility and generally signals a better risk adjusted return, and, conversely, a relatively lower Sharpe Ratio generally means there is more volatility relative to price appreciation, although historical volatility is not necessarily a proxy for investment risk. Sharpe Ratio of artist market qualitatively different from measurement of the individual performance of Masterworks securities. See important disclosures for more information.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.

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